Exhibit 99.1

SINOVAC BIOTECH LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

September 30, 2009

Index

Consolidated Balance Sheets

Consolidated Statement of Changes in Stockholders’ Equity

Consolidated Statements of Income and Comprehensive Income

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

(Unaudited)

(Expressed in U.S. Dollars)

	September 30,	December 31,
	2009	2008

ASSETS

Current assets
Cash and cash equivalents	$46,579,789	$32,894,102
Accounts receivable – net (notes 3 and 8)	36,917,624	19,486,596
Inventories (note 4)	13,541,462	6,486,351
Income tax refundable	—	348,018
Prepaid expenses and deposits (note 10(b))	877,260	933,297
Deferred tax assets	678,620	1,189,831

Total current assets	98,594,755	61,338,195

Property, plant and equipment (notes 6 and 8)	21,426,879	19,262,099
Long term inventories (note 5)	3,110,828	942,514
Deferred tax asset	532,854	569,937
Licenses and permits (notes 7 and 8)	794,567	1,090,477
Total assets	$124,459,883	$83,203,222

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Loans payable (note 8)	$21,937,522	$8,024,277
Accounts payable and accrued liabilities (note 11)	14,301,303	11,909,037
Income tax payable (note 12)	2,962,831	—
Due to related parties (note 10(a))	46,971	46,971
Dividends payable to non-controlling shareholder of Sinovac Beijing	115,957	115,677
Deferred tax liability (note 12)	768,876	—
Deferred research grants (note 15)	1,051,099	1,182,703
Total current liabilities	41,184,559	21,278,665

Deferred government grants (note 15)	2,690,382	2,836,994
Loan payable (note 8)	—	2,188,439
Deferred revenue (note 16)	9,798,760	—

Long-term debt	12,489,142	5,025,433

Total liabilities	53,673,701	26,304,098

Commitments and contingencies (notes 6, 10(b), 12 and 19)

STOCKHOLDERS’ EQUITY

Preferred stock	—	—
Authorized 50,000,000 shares at par value of $0.001 each Issued and outstanding: nil
Common stock (note 13)	42,584	42,894
Authorized: 100,000,000 shares at par value of $0.001 each Issued and outstanding: 42,583,761(2008– 42,893,928)
Additional paid in capital	42,299,500	41,629,506
Accumulated other comprehensive income	4,218,717	4,143,225
Dedicated reserves	5,549,684	5,549,684
Retained earnings (accumulated deficit)	9,407,160	(1,651,534)

Total stockholders’ equity	61,517,645	49,713,775
Non-controlling interest (note 9)	9,268,537	7,185,349
Total equity	70,786,182	56,899,124
Total liabilities and equity	$124,459,883	$83,203,222

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statement of Changes  in Stockholders’ Equity

September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

				Accumulated		Retained
			Additional	other		earnings	Total	Non-
	Common stock		paid in	comprehensive	Dedicated	(accumulated	stockholders’	controlling	Total
	Shares	Amount	capital	income	reserves	deficit)	equity	interest	equity
Balance, December 31, 2008	42,893,928	$42,894	$41,629,506	$4,143,225	$5,549,684	$(1,651,534)	$49,713,775	$7,185,349	$56,899,124

Stock-based compensation	—	—	308,195	—	—	—	308,195	—	308,195

Share buyback (note 13(a))	(542,767)	(542)	(335,289)	—	—	—	(335,831)	—	(335,831)

Exercise of stock options	232,600	232	693,053	—	—	—	693,285	—	693,285

Share subscription received (note 13(a))	—	—	4,035	—	—	—	4,035	—	4,035

Other comprehensive income
- Other comprehensive income attributable to NCI	—	—	—	—	—	—	—	15,236	15,236
- Other comprehensive income attributable to stockholders	—	—	—	75,492	—	—	75,492	—	75,492

Net income for the period
- Net income attributable to non-controlling interest	—	—	—	—	—	—	—	5,917,215	5,917,215
- Net income attributable to stockholders	—	—	—	—	—	11,058,694	11,058,694		11,058,694

Dividend to non-controlling interest	—	—	—	—	—	—	—	(3,849,263)	(3,849,263)
Balance September 30, 2009	42,583,761	$42,584	$42,299,500	$4,218,717	$5,549,684	$9,407,160	$61,517,645	$9,268,537	$70,786,182

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Income and Comprehensive Income

Three Months and Nine Months Ended September 30, 2009 and 2008

(Unaudited)

(Expressed in U.S. Dollars)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Sales	$21,224,685	$8,753,671	$47,809,111	$34,137,101

Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses and permits of $104,732 (2008 - $102,742) for three months and $314,081 (2008-$202,575) for nine months	3,675,695	1,658,862	8,886,251	5,320,667

Gross profit	17,548,990	7,094,809	38,922,860	28,816,434
Selling, general and administrative expenses (notes 10 and 14)	3,519,977	3,791,916	11,927,879	13,408,452

Research and development expenses - net of $133,176 (2008- $16,829) for three months and $261,861 (2008- $147,958) for nine months in government research grants	1,443,834	811,901	2,753,009	2,408,745

Depreciation of property, plant and equipment and amortization of licenses and permits	179,962	178,404	511,835	526,117

Total operating expenses	5,143,773	4,782,221	15,192,723	16,343,314

Operating income	12,405,217	2,312,588	23,730,137	12,473,120

Interest and financing expenses	(246,036)	(189,935)	(571,349)	(747,496)

Interest income and other income (expenses) (note 10)	77,300	58,456	243,451	(36,685)

Income before income taxes and non-controlling interest	12,236,481	2,181,109	23,402,239	11,688,939

Income taxes recovery (expense)
- Current	(3,230,985)	(1,005,174)	(5,026,902)	(4,229,613)
- Deferred	(551,478)	94,028	(1,399,428)	991,461

Consolidated net income for the period	8,454,018	1,269,963	16,975,909	8,450,787

Less: net income attributable to non-controlling interest	(3,228,659)	(530,084)	(5,917,215)	(2,814,703)
Net income attributable to the stockholders	$5,225,359	$739,879	$11,058,694	$5,636,084
Net income for the period	$8,454,018	1,269,963	16,975,909	8,450,787
Other comprehensive income
Foreign currency translation adjustment	64,108	33,637	90,728	2,358,956
Total comprehensive income	8,518,126	1,303,600	17,066,637	10,809,743
Less: comprehensive income attributable to non-controlling interest	3,229,599	522,960	5,932,451	2,889,658
Comprehensive income attributable to stockholders	$5,288,527	$780,640	$11,134,186	$7,920,085
Earnings per share – basic and diluted	$0.12	$0.02	$0.26	$0.13
Weighted average number of shares of common stock outstanding
- Basic	42,428,755	42,873,511	42,574,921	42,299,187
- Diluted	43,631,572	43,142,788	42,758,104	42,638,584

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

Three Months and Nine Months Ended September 30, 2009 and 2008

(Unaudited)

(Expressed in U.S. Dollars)

	Three Months ended September 30		Nine Months ended September 30
	2009	2008	2009	2008
Cash flows from (used in) operating activities
Net Income for the period	$8,454,018	$1,269,963	$16,975,909	$8,450,787
Adjustments to reconcile net income to net cash used by operating activities:
- deferred income taxes	551,478	(94,028)	1,399,428	(991,461)
- loss (income) on disposal fixed assets	641	2,249	(6,708)	2,249
- stock-based compensation	180,152	16,635	308,195	49,907
- provision for doubtful debts	(1,595,787)	408,289	717,137	1,968,207
- depreciation of property, plant and equipment, and amortization of licenses	529,957	517,751	1,394,064	1,298,314
- research and development expenditures qualified for government grant	(133,176)	(16,829)	(261,861)	(147,677)
Change in other assets and liabilities
- accounts receivable	(3,545,198)	4,718,247	(18,088,750)	(8,650,832)
- inventories	(4,063,146)	(1,620,126)	(9,198,785)	(3,934,756)
- income tax refundable (payable)	3,482,345	—	3,309,317	—
- prepaid expenses and deposits	(197,728)	273,079	58,098	188,789
- advance from stockpiling program	147,160	—	9,791,728	—
- accounts payable and accrued liabilities	3,646,229	(2,168,844)	2,362,439	1,973,562
Net cash provided by operating activities	7,456,945	3,306,386	8,760,211	207,089

Cash flows from (used in) financing activities
Loan proceeds	—	(3,572,010)	16,074,281	—
Loan repayment	(4,384,356)	2,143,206	(4,384,356)	(3,572,010)
Proceeds from issuance of common stock	693,285	—	693,285	2,143,206
Repurchase of common shares	—	—	(335,831)	9,854,560
Loan repayment from non-controlling shareholder of Sinovac Beijing	1,461,298	—	—	—
Proceeds from shares subscribed	4,035	20,060	4,035	20,060
Dividends paid to non-controlling shareholder of Sinovac Beijing	(3,846,501)	—	(3,846,501)	(2,947,877)
Government grant received	171,326	143,626	171,326	214,321
Net cash provided by (used in) financing activities	(5,900,913)	(1,265,118)	8,376,239	5,712,260

Cash flows from (used in) investing activities
Restricted cash	—	434,196	—	(725)
Acquisition of property, plant and equipment	(1,718,443)	(1,046,849)	(3,480,444)	(3,283,424)
Net cash used in investing activities	(1,718,443)	(612,653)	(3,480,444)	(3,284,149)

Exchange effect on cash and equivalents	37,748	303,614	29,681	845,803
Increase (decrease) in cash and cash equivalents	(124,663)	1,732,229	13,685,687	3,481,003

Cash and cash equivalents, beginning of period	46,704,452	18,820,271	32,894,102	17,071,497

Cash and cash equivalents, end of period	$46,579,789	$20,552,500	$46,579,789	$20,552,500

Cash paid for interest, net of interest capitalized	$285,423	$150,657	$615,691	$456,665
Cash paid (received) for income taxes	$(251,359)	$1,502,166	$1,717,585	$2,812,129

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

1.                                      Basis of Presentation

These consolidated financial statements are those of Sinovac Biotech Ltd., formerly Net-Force Systems Inc., (“parent company”), its 100% owned subsidiaries Tangshan Yian Bioengineering Co., Ltd. (“Tangshan Yian”) and Sinovac Biotech (Hong Kong) Ltd., and a subsidiary, Sinovac Biotech Co. Ltd.(“Sinovac Beijing”), which is 71.56% owned by Sinovac Biotech (Hong Kong) Ltd. Collectively, they are referred to as “the Company”

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles for interim financial information.   Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements.  They should be read in conjunction with the financial statements and related footnotes for the Company’s most recently completed year ended December 31, 2008.  Except as otherwise noted, these unaudited interim consolidated financial statements are prepared applying the same accounting policies used in the annual consolidated financial statements.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

These interim results are not necessarily indicative of the results for other periods or for the year as a whole.  The Company does not earn its revenue evenly throughout the year, although expenses, with the exception of certain sales expenses, are relatively constant from period to period.  Vaccine sales have historically been lower in the first quarter because of Chinese New Year’s celebrations.  Vaccine sales are relatively higher in the fourth quarter, since this coincides with vaccination programs for children returning to school and with annual purchase planning by customers.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

2.                                      Accounting Policy Changes and New Accounting Pronouncement

(a)                    Recently adopted accounting policies

Effective July 1, 2009, the Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 105-10, “Generally Accepted Accounting Principles.” ASC 105-10 establishes the FASB Accounting Standards Codification™ (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. The FASB will now issue new standards in the form of Accounting Standards Updates (“ASUs”). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the changes in the Codification. References made to FASB guidance have been updated for the Codification throughout this document.

Effective January 1, 2009, the Company adopted guidance issued by the FASB, which is included in the Codification in ASC 805, Business Combinations. Under ASC 805, an acquiring entity is required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. The Company has adopted this standard but the impact on accounting for business combinations will be dependent upon future acquisitions.

Effective April 1, 2009, the Company adopted guidance issued by the FASB that relates to accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which is included in the Codification in ASC 805-10. The guidance amended and clarified the initial recognition and measurement, subsequent measurement and accounting, and related disclosures arising from contingencies in a business combination. ASC 805-10 applies to all assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of FAS No. 5 if not acquired or assumed in a business combination, except for assets or liabilities arising from contingencies that are subject to specific guidance in ASC 805. We have adopted this standard but the impact on accounting for business combinations will be dependent upon future acquisitions.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

2                                         Accounting Policy Changes and New Accounting Pronouncement (continued)

Effective January 1, 2009, the Company adopted guidance issued by the FASB that relates to the presentation and accounting for non-controlling interests, which is included in the Codification in ASC 810-10, Consolidation. As a result of adoption the following retroactive adjustment was made: non-controlling interest balance of $ 7,185,349 as of December 31, 2008 was previously presented as minority interest of $7,185,349 and was transferred to a separate component of equity on adoption. Also, non-controlling interest has been presented as a reconciling item in the consolidated statements of changes in stockholders’ equity, and the consolidated statements of income and comprehensive income. Consolidated net income was retrospectively presented inclusive of amounts attributed to both the parent company and the non-controlling interest for all periods. Consolidated comprehensive income was retrospectively adjusted to include the comprehensive income attributed to the parent company and the comprehensive income attributed to the non-controlling interest for all periods.

Effective January 1, 2009, the Company adopted guidance issued by the Emerging Issues Task Force (“EITF”), which is included in the Codification in ASC 808, Accounting for Collaborative Arrangements. ASC 808 requires collaborators to present the results of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. Further, ASC 808 clarified that the determination of whether transactions within a collaborative arrangement are part of a vendor-customer (or analogous) relationship subject to Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer. The adoption of this standard did not have an impact on the Company’s consolidated balance sheets, consolidate statements of income and comprehensive income, consolidated statement of change in equity and consolidated statements of cash flows.

Effective January 1, 2009, the Company adopted guidance issued by the FASB, which is included in the Codification in ASC 350, Determination of the Useful Life of Intangible Assets. ASC 350 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350 Goodwill and Other Intangible Assets. The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of the intangible asset. The adoption of this standard did not have an impact on the Company’s consolidated balance sheets, consolidate statements of income and comprehensive income, consolidated statement of change in equity and consolidated statements of cash flows.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

2                                         Accounting Policy Changes and New Accounting Pronouncement (continued)

Effective January 1, 2009,  the Company adopted guidance issued by the EITF, which is included in the Codification in ASC 323, Equity Method Investment Accounting Considerations, addresses a number of matters associated with the impact of ASC 805 and ASC 810 on the accounting for equity method investments including initial recognition and measurement and subsequent measurement issues. The adoption of this standard did not have an impact on the Company’s consolidated balance sheets, consolidate statements of income and comprehensive income, consolidated statement of change in equity and consolidated statements of cash flows.

Effective January 1, 2009, the Company adopted guidance issued by the EITF, which is included in the Codification in ASC 350, Accounting for Defensive Intangible Assets. ASC 350 provides guidance for accounting for defensive intangible assets subsequent to their acquisition in accordance with ASC 805-10 including the estimated useful life that should be assigned to such assets. The company has adopted this standard and the impact on accounting for defensive intangible assets will be dependent upon future acquisitions.

Effective June 30, 2009, the Company adopted guidance issued by the FASB and included in ASC 855-10, Subsequent Events, which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events (Note 17).

Effective June 30, 2009, the Company adopted guidance issued by the FASB relating to interim disclosures about fair value of financial instruments, and included in ASC 825, Financial Instruments. ASC 825 requires public companies to disclosure the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. The fair values of financial instruments are estimated at a special point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they can not be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying values of cash and cash equivalents, accounts receivable, due from related parties, short-term loans payable, accounts payable and accrued liabilities, due to related parties and dividend payable approximate their fair value because of their short term nature. The fair values of long-term loans payable are based on the estimated discounted value of future contractual cash flows. The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

2.                                      Accounting Policy Changes and New Accounting Pronouncement (continued)

Effective June 30, 2009, the Company adopted guidance issued by the FASB and included in ASC 320, Recognition and Presentation of Other-than-Temporary Impairment. ASC 320 amends the impairment guidance for certain debt securities and will require an investor to assess the likelihood of selling the security prior to recovering the cost basis. If the investor is able to meet the criteria to assert that it will not have to sell the security before recovery, impairment charges related to non-credit losses would be reflected in other comprehensive income. The adoption of this standard did not have an impact on the Company’s consolidated balance sheets; consolidate statements of income and comprehensive income, consolidated statement of change in equity and consolidated statements of cash flows.

Effective June 30, 2009, the Company adopted guidance issued by the FASB and included in ASC 320, Recognition and Presentation of Other-than-Temporary Impairment. ASC 320 amends the impairment guidance for certain debt securities and will require an investor to assess the likelihood of selling the security prior to recovering the cost basis. If the investor is able to meet the criteria to assert that it will not have to sell the security before recovery, impairment charges related to non-credit losses would be reflected in other comprehensive income. The adoption of this standard did not have an impact on the Company’s consolidated balance sheets; consolidate statements of income and comprehensive income, consolidated statement of change in equity and consolidated statements of cash flows.

Effective June 30, 2009, the Company adopted guidance issued by the FASB and included in ASC 820, Determining Fair Value When the Volume and Level of Activity for Asset or Liability have significantly Decreased and Identifying Transactions that are Not Orderly. ASC 820 provides additional guidance on fair value measurements in inactive markets. The new approach is designed to address whether a market is inactive, and if so, whether a transaction in that market should be considered distressed. The adoption of this standard did not have an impact on the Company’s consolidated balance sheets, consolidate statements of income and comprehensive income, consolidated statement of change in equity and consolidated statements of cash flows.

(b)                   Recently issued accounting guidance, not adopted as of September 30, 2009

In October 2009, the FASB issued authoritative guidance on multiple-element revenue arrangements, which requires an entity to allocate arrangement consideration at the inception of the arrangement to all of its deliverables based on relative selling prices.  The guidance eliminates the use of the residual method of allocation and expands the ongoing disclosure requirements.  The guidance is effective for the first fiscal year beginning after June 15, 2010, and may be adopted through prospective or retrospective application.  Accordingly, the Company is required to adopt this guidance beginning January 1, 2011.  The Company is currently evaluating the effect that the adoption of this guidance will have on its consolidated financial statements.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

2.                                      Accounting Policy Changes and New Accounting Pronouncement (continued)

In August 2009, the FASB issued authoritative guidance clarifying the measurement of liabilities at fair value.  When a quoted price in an active market for the identical liability is not available, the guidance requires that the fair value of a liability be measured using one or more of the prescribed valuation techniques.  In addition, the guidance also clarifies that when estimating the fair value of a liability, an entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability.  The guidance also clarifies how the quoted price of a debt security when traded as an asset should be considered in estimating the fair value of the issuer’s liability.  The guidance is effective October 1, 2009.  The Company is currently evaluating the effect that the adoption of this guidance will have on its consolidated financial statements.

In June 2009, the FASB issued authoritative guidance for determining whether an entity is a variable interest entity (“VIE”) and requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a VIE.  Under the guidance, an enterprise has a controlling financial interest when it has (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance, and (ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE.  In addition, the guidance requires an enterprise to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has power to direct the activities of the VIE that most significantly impact the entity’s economic performance.  The guidance also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE, requires enhanced disclosures, and eliminates the scope exclusion for qualifying special-purpose entities.  The guidance is effective for interim and annual periods beginning after November 15, 2009.  Accordingly, the Company is required to adopt this guidance beginning January 1, 2010.  The Company is currently evaluating the effect that the adoption of this guidance will have on its consolidated financial statements.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

3.                                      Accounts Receivable

	September 30, 2009	December 31, 2008
Trade receivables	$39,513,122	$21,561,226
Allowance for doubtful accounts	(2,869,028)	(2,146,166)
	36,644,094	19,415,060
Other receivables	273,530	71,536
Total	$36,917,624	$19,486,596

As at September 30, 2009, accounts receivable with a carrying value of $8.70 million (December 31, 2008 - $8.7 million) were pledged as collateral for outstanding bank loans (see note 8).

4.                                      Inventories

	September 30, 2009	December 31, 2008
Raw materials	$1,790,132	$811,576
Work in progress	1,796,858	1,291,694
Finished goods	9,954,472	4,383,081
Short term inventories	$13,541,462	$6,486,351

5                                         Long term inventories

Long-term inventories represent H5N1 vaccines. The vaccines are for government stockpiling purpose.

	September 30, 2009	December 31, 2008
Work in progress	$2,142,593	$868,234
Finished goods	968,235	74,280
Long term inventories	$3,110,828	$942,514

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

6                                         Property, Plant and Equipment

	September 30, 2009
	Cost	Accumulated Depreciation	Net book Value
Construction in progress	$823,860	$—	$823,860
Plant and buildings	7,610,670	1,655,887	5,954,783
Land-use rights	1,258,456	214,345	1,044,111
Machinery and equipment	14,047,638	4,319,720	9,727,918
Motor vehicles	658,734	310,430	348,304
Office equipment and furniture	950,727	452,600	498,127
Leasehold improvement	3,435,975	406,199	3,029,776
Total	$28,786,060	$7,359,181	$21,426,879

	December 31, 2008
	Cost	Accumulated Depreciation	Net book Value
Construction in progress	$2,567,378	$—	$2,567,378
Plant and buildings	8,293,709	1,455,882	6,837,827
Land-use rights	1,255,408	190,783	1,064,625
Machinery and equipment	9,957,425	3,542,244	6,415,181
Motor vehicles	604,327	285,922	318,405
Office equipment and furniture	836,827	387,454	449,373
Leasehold improvements	1,898,537	289,227	1,609,310
Total	$25,413,611	$6,151,512	$19,262,099

As at September 30, 2009, a land-use right and plant and buildings with an aggregated net book value of $4,734,885 (December 31, 2008 - $4,911,000) were pledged as collateral for outstanding bank loans (see note 8).

Depreciation expense for the nine months ended September 30, 2009 and 2008 was $1,095,721 and $ 1,006,636, respectively. Depreciation expense for the three months ended September 30, 2009 and 2008 was $ 430,488 and $ 418,496, respectively.

Capital expenditure contracted for but not yet incurred at September 30, 2009 is $586,000.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

7                                         Licenses and Permits

	September 30 2009	December 31 2008

Inactive hepatitis A	$3,089,776	$3,082,293
Recombinant hepatitis A&B	444,301	443,225
	3,534,077	3,525,518
Less: accumulated amortization	(2,739,510)	(2,435,041)
Net book value	$794,567	$1,090,477

(a)                                  As at September 30, 2009, the licenses and permits with a net book value of $794,567 were pledged as collateral for certain outstand bank loans (see note 8).

(b)                                 Amortization expenses for the licenses and permits were $ 298,343 and $291,678 for the nine months ended September 30, 2009 and 2008, respectively. For the three months ended September 30, 2009 and 2008 amortization expenses were $99,469 and $99,255, respectively.

(c)                                  The estimated amortization expenses for the remaining useful lives are as follows:

2009	$99,000
2010	$398,000
2011	$298,000

The above amortization expenses forecast are estimates. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of licenses and permits, and other events.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

8                                         Loans Payable

	September 30,	December 31,
	2009	2008
Bank loan (China Merchants Bank): RMB10,000,000, bearing interest at 5.31% per year, interest is payable quarterly and the principal is repayable on October 5, 2009. The loan is collateralized by a fixed charge on certain accounts receivable with a carrying value of not less than $2.9 million and licenses and permits with a carrying value of $ 794,567. The loan was repaid subsequent to September 30, 2009 on its maturity date.	1,462,501	1,458,959

Bank loan (Bank of Beijing): RMB10,000,000, bearing interest at 5.31% per year, interest is payable quarterly and the principal is repayable on December 15, 2009. The loan is collateralized by a fixed charge on certain accounts receivable with a carrying value of not less than $2.9 million and licenses and permits with a carrying value of $794,567.	1,462,501	1,458,959

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

8.                                      Loans Payable (continued)

Bank loan (China Construction Bank): RMB15,000,000, bearing interest at 7.47% per year, interest is payable monthly and the principal is due on July 23, 2009. The loan is collateralized by the land-use rights and plant and buildings of Sinovac Beijing, with an aggregated net book value of $4,734,885. The loan was repaid on July 20, 2009.	—	2,188,441

Bank loan (China Construction Bank): RMB 10,000,000 bearing interest at the bank’s primary lending rate. The interest rate is adjusted every 12 months to the current bank primary lending rate; the effective interest rate is 5.67% per year in 2009 and 2008. Interest is payable monthly. The loan is due on December 12, 2009 and collateralized by the land-use rights and plant and buildings of Sinovac Beijing with an aggregated net book value of $4,734,885.	1,462,501	1,458,959

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

8.                                      Loans Payable (continued)

Bank loan (China Construction Bank): RMB 10,000,000, bearing interest at 5.58% per year, interest is payable monthly and the principal is repayable on November 27, 2009. The loan is collateralized by a fixed charge on certain accounts receivable with a carrying value of not less than $2.9 million and licenses and permits with an aggregated carrying value of $ 794,567.	1,462,501	1,458,959

Bank loan (Bank of Beijing): RMB10,000,000, bearing interest at 5.31% per year, interest is payable quarterly and the principal is repayable on June 11, 2010.	1,462,501	—

Bank loan (Bank of Beijing): RMB100,000,000, bearing interest at 5.31% per year, interest is payable quarterly and the principal is repayable on June 29, 2010	14,625,017	—
Loans payable — current-term	$21,937,522	$8,024,277

Bank loan (China Construction Bank): RMB 15,000,000, bearing interest at the bank’s primary lending rate. The interest rate in 2008 is 7.56% per year and adjusted every 12 months to current bank primary lending rate. Interest is payable monthly. The loan is due on August 25, 2010 and collateralized by the land-use rights and plant and buildings of Sinovac Beijing with an aggregated net book value of $4,734,885. The loan was repaid on July 20, 2009.	—	2,188,441
Loan payable — long-term	$—	$2,188,439

The weighted average effective interest rates were 5.45% and 7.56% for the three months ended September 30, 2009 and 2008; and 5.86% and 7.50% for the nine months ended September 30, 2009 and 2008, respectively.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

9.                                      Non-controlling interest

Non-controlling interest represents the interest of minority shareholder in Sinovac Beijing based on its proportionate interest in the equity of that company adjusted for its proportionate share of income or losses from operations.  In the nine months ended September 30, 2009 and 2008, the non-controlling interest was 28.44%.

10.                            Related Party Transactions and Balances

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

(a)                                  Unsecured, non-interest bearing and due on demand:

	September 30,	December 31,
	2009	2008
Due to a principal shareholder	$46,971	$46,971

(b)                                 The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	September 30,	September 30,
	2009	2008
Rent paid to China Bioway Biotech Group Holding Ltd., a non-controlling shareholder of Sinovac Beijing for nine months	$377,268	$307,610

In 2004, the Company entered into two operating lease agreements with China Bioway Biotech Group Holding Ltd., a non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China for an annual lease payments totaling $204,410 (RMB1,398,680).  The leases commenced on August 12, 2004 and have a term of 20 years.

In June 2007, the Company entered into another operating lease agreement with China Bioway Biotech Group Holding Ltd., with respect to the expansion of Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of $298,614 (RMB 2,043,270). The lease commenced in June 2007 and has a term of 20 years. Included in prepaid expenses and deposits as at September 30, 2009, are $276,963 (RMB 1,895,125) (December 31, 2008 - $461,665 (RMB 3,164,345)), representing the prepaid rent made to this related party.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

10.                               Related Party Transactions (continued)

(c)                                  During the nine months ended September 30, 2009 and 2008, the Company incurred management consulting services and director fees of $82,000 and $23,133 respectively, to directors of the Company. Included in accounts payable and accrued liabilities is $25,000 owing to these related parties (2008- nil).

During the three months ended September 30, 2009 and 2008, the Company incurred $25,000 and $6,167, respectively. Included in accounts payable and accrued liabilities is $25,000 owing to these related parties (2008- nil).

(d)                                 In August 2006, the Company entered into a license agreement with a corporation related to China Bioway Biotech Group Holding Ltd. (a non-controlling shareholder of Sinovac Beijing) in respect of the trademark used on the Company’s products for nil consideration.  This license agreement is non-exclusive and continues to August 20, 2011.

11.                               Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities as at September 30, 2009 and December 31, 2008 consisted of the following:

	September 30, 2009	December 31, 2008
Trade payables	$3,788,325	$1,370,761
Machinery and equipment payable	699,965	451,361
Accrued expenses	3,655,727	3,772,514
Value added tax payable	947,884	522,959
Other tax payable	253,494	124,637
Withholding personal income tax	1,072,921	843,833
Bonus and benefit payables	2,604,617	4,123,291
Other payables	1,278,370	699,681

Total	$14,301,303	$11,909,037

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

12                                  Income Tax Payable and Deferred Tax Liabilities

As of September 30, 2009, the income tax payable included a withholding tax payable of $365,625 related to transferring 71.56% interest of Sinovac Beijing Ltd. to its 100% owned subsidiary Sinovac Biotech (Hong Kong) Ltd., according to the newly enacted tax rule of “GuoShuiFa (2009 No. 59) - The Notice on Income Taxes Issues Resulted from Enterprises Reorganization”. The tax liability is recorded based on Company’s estimation. The ultimate payment could be higher than the amount accrued because there is some uncertainty regarding this amount as the Chinese tax authorities have not provided complete implementation rules.

In accordance with “GuoShuiFa (2009 No.81) -The Notice of implementation tax treaties and regulations of interest and dividend payment”, the Company has accrued a deferred income tax liability of $768,876 in respect of withholding tax expected to be paid when current period earnings are distributed by way of a dividend.

13.                               Common Stock

(a)                                 Share Capital

In 2008, the Company issued 63,000 and 13,000 shares of common stock on the exercise of employee stock options with exercise price of $1.31 and $2.40 per share respectively, for total proceeds of $113,730, of which $9,170 was received in 2007.

In 2008, the Company received cash proceeds of $39,295 on the exercise of stock options for which the shares were issued in July 2008.

In 2008, the Company issued 2,500,000 shares of common stock upon the completion of a private placement at $3.90 per share for total proceeds of $9.75 million.

In 2009, the Company repurchased 249,234 shares of common stocks through open-market transactions on NYSE AMEX, at an average price of $1.35, for a total consideration of $335,831.

In 2009, the Company canceled 542,767 shares of common stock which were repurchased from open market.

In 2009, the Company issued 232,600 shares of common stock on the exercises of employee stock options with exercise price of $2.40 to $3.20 per share, for total proceeds of $693,285. In 2009, the Company received further cash proceeds of $4,035 on the exercise of stock options for which the shares were issued subsequent to September 30, 2009.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

14.                               Stock Options

(a)                                  Stock Option Plan

The board of directors approved a stock option plan (the “Plan”) effective November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock.  The Plan expires on November 1, 2023.  As of September 30, 2009, 713,800 shares of stock under the Plan remained available for issuance (December 31, 2008 — 2,405,500). Each stock option entitles its holder to purchase one share of common stock of the Company.  Options may be granted for a term not exceeding 10 years from the date of grant.  The Plan is administered by the board of directors.

In January 2009, the Company granted 1,708,500 options to directors, officers and certain employees with an exercise price of $1.60, being at the quoted market price of the Company’s shares at the time of grant. These options vest in installments from January 20, 2010 to April 20, 2012 and expire on January 20, 2014.

(b) Valuation Assumptions

The following assumptions were used in determining stock based compensation costs under the Black-Scholes option pricing model:

	2009	2008
Expected volatility	75.80%	—
Risk-free interest rate	1.38%	—
Expected life (years)	2.26	—
Dividend yield	Nil	—
Weighted average fair value of options granted	$0.70	—

The expected volatility related to the 2009 grant is based on the Company’s historical stock prices. Computation of expected life was estimated after considering the contractual terms of the stock-based award, vesting schedules and expectations of future employee behaviour.  The interest rate for period within the contractual life of the award is based on the U.S. Treasury yield in effect at the time of grant.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

14.                               Stock Options (continued)

(c)                              Stock-Based Award Activity

A summary of the Company’s stock options activities is presented below:

		Weighted Average	Aggregated Intrinsic
	Number	Exercise Price	Value

Options outstanding at December 31, 2007	800,800	$1.99
Exercised	(88,900)	1.50
Expired	(386,000)	1.31

Options outstanding at December 31, 2008	325,900	2.93
Granted	1,708,500	1.60
Exercised	(232,600)	2.98
Forfeited	(15,000)	1.60
Expired	(1,800)	3.36
Options outstanding and vested or expected to vest as at September 30, 2009	1,785,000	$1.66	$11,831,145

Exercisable at September 30, 2009	88,500	$2.81	$484,830

Options Outstanding				Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
Range of		Remaining	Average		Remaining	Average
Exercise	Number	Contractual	Exercise	Number	Contractual	Exercise
Prices	Outstanding	Life	Price	Exercisable	Life	Price

$1.01 - $2.00	1,693,500	4.25	$1.60	—	—	—
$2.01 - $3.00	61,500	1.85	$2.62	58,500	1.83	$2.61
$3.01 - $4.00	30,000	1.08	$3.20	30,000	1.08	$3.20
	1,785,000	4.11	$1.66	88,500	1.58	$2.81

Aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in-the-money.  The aggregate intrinsic value of the Company’s stock options exercised under the Plan was $1,539,669 and $ 76,270, for the nine months ended September 30, 2009 and 2008, determined as of the date of option exercise.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

14.                               Stock Options (continued)

As at September 30, 2009, there was $901,428 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan.  That cost is expected to be recognized over a period of 51 months.  Stock-based compensation, included in general and administrative expenses for the nine-month periods ended September 30, 2009 and 2008 were $308,195 and $49,907, respectively, and for the three-month periods ended September 30, 2009 and 2008 were $180,152 and $16,636, respectively. The estimated fair value of stock options vested during the nine month periods ended September 30, 2009 and 2008 were $20,695 and $76,295 respectively.

15.                               Deferred Government Grants

Deferred government grants (current) represent research and development grants received, net of research and development expenditure incurred. The Company received $171,326 government grant for the nine months ended September 30, 2009, (2008-$214,321) for research and development expenses.

Deferred government grants (non-current) of $2,690,382, (December 31, 2008 — $2,836,994) represent the unamortized balance that the Company received in 2007 for construction of a pandemic influenza vaccine production facility.  The condition of receiving the production facility grant requires the Company to spend an equal amount of the grant received on the pandemic influenza production facility and the entire facility is required to manufacture pandemic influenza vaccines at any given moment by the Chinese government.  As of September 30, 2009, the Company has incurred $6,504,756 on the influenza production facility, which is presented in property, plant and equipment on the consolidated balance sheets.

16.                               Deferred Revenue

Deferred revenue included $9,652,510 received from the Chinese government for stockpiling of H5N1 vaccines. Sales revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed and determinable, delivery has occurred and there is a reasonable assurance of collection of the sales proceeds.  The Company generally obtains purchase authorizations from its customers for a specified amount of products at a specified price and considers delivery to have occurred when the customer takes possession of the products. The portion of deferred revenue relating to the products upon expiration is recognized as revenue on product expiry date.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

17.                               Earnings per Share

Earnings per share (“EPS”) are calculated in accordance with FASB guidance now codified as ASC 260, Earnings Per Share. Basic EPS is based upon the weighted average number of common shares outstanding. Diluted EPS is based on the assumption that all dilutive stock options were exercised. Dilution is computed by applying the treasury stock method. Under this method, options are assumed to be exercised at the beginning of the period, and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

The computations of basic and diluted EPS for the nine and three months ended September 30, 2009 and 2008 are as follows:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Net Income	$5,225,359	$739,879	$11,058,694	$5,636,084

Basic weighted average common share outstanding	42,428,755	42,873,511	42,574,921	42,299,187

Dilutive effect of stock options	1,202,817	269,277	183,183	339,397
Diluted weighted average common share outstanding	43,631,572	43,142,788	42,758,104	42,638,584

Earnings per share - basic and diluted	0.12	0.02	0.26	0.13

For the nine months ended September 30, 2009 and 2008, diluted weighted average number of shares outstanding included the dilutive effect of stock options of 183,183  and 339,397, respectively, and excluded the anti-dilutive effect of stock options of nil and 1,385, respectively. For the three months ended September 30, 2009 and 2008, diluted weighted average number of shares outstanding included the dilutive effect of stock options of 1,202,817 and 269,277, respectively, and there was no anti-dilutive effect of stock options.

18.                               Segmented Information

The Company operates exclusively in the biotech sector.  The Company’s business is considered as operating in one segment based upon the Company’s organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations.  All revenues are generated in China.  The Company’s assets are all located in China.

SINOVAC BIOTECH LTD.

Notes to Consolidated Financial Statements

Three Months and Nine Months Ended September 30, 2009

(Unaudited)

(Expressed in U.S. Dollars)

19.                                 Collaboration Agreement

On March 12, 2009, the Company entered into a Technology Transfer Agreement with a non-related party to develop a pneumococcal vaccine. The collaboration term under the Technology Transfer Agreement is from the signing date to 8 years after the first sales of the vaccine developed under the Technology Transfer Agreement in Chinese market. Under the term of the Technology Transfer Agreement, the Company will make milestone payments of up to $ 3 million and royalty payment based on net sales in Chinese market. Both parties will also work together to develop international markets for the products. The Company has made $200,000 milestone payment pertaining to the Technology Transfer Agreement” as of September 30, 2009.  The payment is recorded as R&D expense.

On August 18, 2009, the Company entered into a Patent License Agreement with the National Institutes of Health, hereinafter referred to as “PHS”, agency of the United States Public Health Services within the Department of Health and Human Services. PHS grants the Company a non-exclusive license to make and use its certain licensed products. PHS also grants the Company the right to use the relevant information for development of its licensed products. The Company agrees to pay PHS non-refundable license issue royalty of $80,000, non-refundable minimum annual royalty in the amount of $7,500, and earned royalties on net sales from ranging from 1.5% to 4% depending on the sales territory and the customers. The Company also agrees to pay PHS benchmark royalties upon achieving each benchmark as specified in the Patent License Agreement. As of September 30, 2009, $80,000 license issue royalty is included in R&D expenses.

20.                               Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through November 15, 2009, the date the financial statement were available to be issued.